                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

                          MAXICARE HEALTH PLANS, INC.
       ________________________________________________________________
                               (Name of issuer)

                    Common Stock, par value $.01 per share
       ________________________________________________________________
                        (Title of class of securities)

                                   577904204
                         _____________________________
                                (CUSIP number)

                                R.C.O. Hellyer
                         J O Hambro & Company Limited
                                 10 Park Place
                            London SW1A 1LP England
                              011-44-171-222-2020
_______________________________________________________________________________
                 (Name, address and telephone number of person authorized to receive notices and communications)

                                 April 2, 1998
            _______________________________________________________
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                             Page 1 of 258 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.  577904204                                    PAGE 2 OF 258 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      J O Hambro & Company Limited
      No S.S. or IRS Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          559,050
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          559,050
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      559,050

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC, CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 577904204                                     PAGE 3 OF 258 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Growth Financial Services Limited
      No S.S. or IRS Identification Number

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             305,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          305,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      305,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 577904204                                     PAGE 4 OF 258 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      North Atlantic Smaller Companies Investment Trust plc
      No S.S. or IRS Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          305,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          305,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      305,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IV, CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 577904204                                      PAGE 5 OF 258 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Christopher Harwood Bernard Mills
      No S.S. or IRS Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             480,200
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          480,200
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      480,200
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 577904204                                      PAGE 6 OF 258 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      J O Hambro Capital Management Limited
      No S.S. or IRS Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             480,200
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          480,200
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      480,200

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IA, CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 577904204                                     PAGE 7 OF 258 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      J O Hambro Asset Management Limited
      No S.S. or IRS Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             559,050
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          559,050
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      559,050

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC, CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 577904204                                     PAGE 8 OF 258 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      J O Hambro Investment Management Limited
      No S.S. or IRS Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    England

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             78,850
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          78,850
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    78,850


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IA, CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 577904204                                     PAGE 9 OF 258 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      American Opportunity Trust plc
      No S.S. or IRS Identification Number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          90,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          90,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      90,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IV, CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           STATEMENT ON SCHEDULE 13D
                           -------------------------

Item 1.  Security and Issuer
         -------------------

     This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Maxicare Health Plans, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 1149 South Broadway Street, Suite 910, Los Angeles, California 90015.

Item 2.  Identity and Background.
         -----------------------

2 (a-c, f).

I.  Filing Parties:
    --------------

     This Statement is filed on behalf of the following eight persons, who are collectively referred to as the "Filing Parties":

1. J O Hambro & Company Limited ("J O Hambro & Company") is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. J O Hambro & Company functions as the ultimate holding company for J O Hambro Capital Management and J O Hambro Investment Management.

2. J O Hambro Asset Management Limited ("J O Hambro Asset Management") is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. J O Hambro Asset Management functions as an intermediate holding company for J O Hambro Capital Management and J O Hambro Investment Management.

3. J O Hambro Capital Management Limited ("J O Hambro Capital Management") is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. J O Hambro Capital Management is principally engaged in the business of investment management and advising. It serves as co-investment adviser to NASCIT and American Opportunity Trust and as investment adviser to private clients.

4. Christopher Harwood Bernard Mills is a British citizen whose business address is 10 Park Place, London SW1A 1LP England. His principal employment is service as executive director of NASCIT and American Opportunity Trust, as a director of J O Hambro Capital Management, and as co-investment adviser to NASCIT and American Opportunity Trust.

5. Growth Financial Services Limited ("GFS"), formerly named Growth Investment Management Limited, is a corporation organized under the laws of England with its principal office at 77 Middle Street, Brockham, Surrey RH3 7HL England and with its principal business at 10 Park Place, London SW1A 1LP England. GFS has undertaken to provide the services of Christopher Mills to NASCIT.

                                                            Page 10 of 258 Pages

6. North Atlantic Smaller Companies Investment Trust plc ("NASCIT"), formerly named Consolidated Venture Trust plc, is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. NASCIT is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro Capital Management serve as co-investment advisers to NASCIT.

7. American Opportunity Trust plc ("American Opportunity Trust"), formerly named Leveraged Opportunity Trust plc, is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. American Opportunity Trust is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro Capital Management serve as co-investment advisers to American Opportunity Trust.

8. J O Hambro Investment Management Limited ("J O Hambro Investment Management") is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England.
     J O Hambro Investment Management is principally engaged in the business of discretionary investment management of private client portfolios.

II.  Control Relationships:
     ---------------------

     J O Hambro Capital Management is a majority-owned subsidiary of J O Hambro Asset Management, which is a wholly-owned subsidiary of J O Hambro & Company.

     J O Hambro Investment Management is a majority-owned subsidiary of J O Hambro Asset Management, which is a wholly-owned subsidiary of J O Hambro & Company.

     Christopher Mills owns 99% of the equity of GFS, and serves as a director of J O Hambro Capital Management and as executive director of NASCIT and American Opportunity Trust.

III. Executive Officers and Directors:
     --------------------------------

     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

     (d)   Criminal Proceedings
           --------------------

     During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)   Civil Securities Law Proceedings
           --------------------------------

     During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining

                                                            Page 11 of 258 Pages
future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     The Filing Parties used their working capital funds to purchase the shares of Common Stock of the Company (the "Shares") to which this statement relates.

     The amount of funds used to date to acquire the Shares is approximately $1,858,100 (exclusive of brokerage fees and commissions).

Item 4.  Purpose of Transaction.
         ----------------------

     The Filing Parties acquired their holdings of the Common Stock because they believed that the Common Stock represented a favorable investment opportunity. The Filing Parties believe that the current market valuation of the Common Stock does not fully reflect the inherent value of the Company's business. The Filing Parties have come to believe that the policies followed by the Board of Directors (the "Board") in recent years have failed to maximize shareholder value and that current management of the Company has failed to capitalize on, or consider thoroughly, potential opportunities to enhance shareholder value through, among other options, a business combination or sale of the Company or its assets.

     Therefore, to seek to enhance shareholder value, the Filing Parties intend to support Mr. Paul R. Dupee, Jr. (the "Soliciting Shareholder") in connection with his commencement of a formal solicitation of consents in accordance with applicable proxy regulations (the "Consent Solicitation"). The Consent Solicitation seeks to enact certain proposals that would elect a majority of the Company's Board who are committed, subject to their fiduciary duties, to pursuing strategic alternatives to enhance shareholder value, including a business combination or a sale of the Company or its assets.

     J O Hambro & Company, J O Hambro Asset Management, J O Hambro Investment Management and GFS are not participants in the Consent Solicitation but may be deemed to be members of a group with the other Filing Parties, the Soliciting Shareholder and the other participants in the Consent Solicitation (the "Group") by virtue of their beneficial ownership of the Common Stock and their relationship to certain participants in the Consent Solicitation.

     The Filing Parties believe that the Company could increase shareholder value by engaging in a business combination with, or sale to, another company in the managed health care business because the memberships in the Company's HMOs are likely to be given a higher market value in such a transaction than is reflected in the current market price for the Company's Common Stock. In addition, the Filing Parties believe that such a transaction would improve the utilization of the Company's net operating loss carryforward, which is presently providing little value to the Company because of the Company's low level of profitability.

     On April 8, 1998, the Soliciting Shareholder filed a revised preliminary consent solicitation statement (the "Preliminary Statement") with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the applicable rules thereunder. The Preliminary Statement described the proposals of the Soliciting Shareholder, which would, in part, add ten new directors to the Board, thereby increasing the authorized number of directors to seventeen and fill the resulting new directorships with the Soliciting Shareholder Nominees (as defined below), who would constitute a majority of the Board. The Soliciting Shareholder has also proposed repealing any bylaw amendments adopted by the Board since February 1, 1998.

                                                            Page 12 of 258 Pages

     According the Preliminary Statement, the Soliciting Shareholder has proposed for election ten people (the "Soliciting Shareholder Nominees") to fill the newly-created directorships including Christopher H. B. Mills, Enrique F. Gittes and Claudia M. Perkins (collectively, the "J O Hambro Nominees"). Mr. Mills is a Filing Party. Mr. Gittes has served as Director of NASCIT, a Filing Party, since 1993, and Ms. Perkins has served as a Director of J O Hambro Capital Management, a Filing Party, since 1995.

     Mr. Mills, along with the Soliciting Shareholder and another Soliciting Shareholder Nominee, will solicit individuals, brokers, banks, bank nominees and other institutional holders in connection with the Consent Solicitation and will not receive additional compensation for such solicitation.

     The J O Hambro Nominees have no present intention to change the existing senior management of the Company and intend to support the appointment of a committee to oversee the implementation of the plan to pursue strategic alternatives.

     The Soliciting Shareholder, J O Hambro Capital Management, NASCIT and American Opportunity Trust have entered into an oral agreement under which the costs of the Consent Solicitation will be shared 40% by the Soliciting Shareholder, 40% by NASCIT and 20% by American Opportunity Trust. The J O Hambro Nominees expect to join the other Soliciting Shareholder Nominees in supporting the Soliciting Shareholder's request for reimbursement of costs and expenses in connection with the Consent Solicitation. None of the Filing Parties will receive any fee in connection with the Consent Solicitation.

     Although certain of the Filing Parties have agreed to share the costs associated with the Consent Solicitation, the Filing Parties have not agreed, and are not contractually obligated, to vote the shares of Common Stock beneficially owned by such Filing Parties in any manner in connection with the Consent Solicitation or with respect to any other vote of the shareholders of the Company. The Filing Parties reserve the right to participate in or initiate, alone or with others, any other plans, proposals or transactions of a similar or different nature with respect to the Company or its securities.

     The Filing Parties intend to review their investment in the Company on a continuing basis and, depending on various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to the Filing Parties, may in the future take such actions with respect to their investment in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise, or the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by the Filing Parties to one or more purchasers. The Filing Parties may revise the proposals or submit additional proposals for action by shareholders by written consent or for adoption by shareholders at any meeting of shareholders.

     Except as described in this Item 4, as of the date of this statement none of the Filing Parties has formulated any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the

                                                            Page 13 of 258 Pages

Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or its subsidiaries, if any; (c) a sale or transfer of a material amount of assets of the Company or its subsidiaries, if any; (d) any change in the present board of directors or management of the Company, including any change in the number or term of directors or the filling of any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company's business or corporate structure;
(g) changes in the Company's charter or bylaws or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) - (b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties, and
(ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the Group, is as follows:

                                                               Number of         Number of
                                               Number of       Shares:           Shares: Sole
                             Aggregate         Shares: Sole    Shared            or Shared
Filing                       Number of         Power to        Power to          Power to              Approximate
Party                        Shares:           Vote            Vote              Dispose               Percentage*
------                       ---------         ------------    ---------         ------------          -----------
J O Hambro                    559,050               0           559,050            559,050                 3.1%
& Company(1)

J O Hambro Asset              559,050               0           559,050            559,050                 3.1%
Management(1)

J O Hambro                    480,200               0           480,200            480,200                 2.7%
Capital Management

J O Hambro                     78,850               0            78,850             78,850                 0.4%
Investment
Management(1)

Christopher H.B.              480,200               0           480,200            480,200                 2.7%
Mills

GFS(1)                        305,000               0           305,000            305,000                 1.7%

NASCIT                        305,000               0           305,000            305,000                 1.7%

                                                            Page 14 of 258 Pages


American                       90,000               0            90,000             90,000                 0.5%
Opportunity Trust

George H. Bigelow(2)            1,000             1,000               0              1,000                  **

Lawrence Sosnow(2)              9,000             9,000               0              9,000                 0.1%

Paul R. Dupee,  Jr.(2)        333,100           333,100               0            333,100                 1.9%
---------------------------------------------------------------------------------------------------------------

     * Based on 17,925,381 shares of Common Stock, par value $.01 per share outstanding as of March 25, 1998, which is based on information reported in the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

     **  Less than  one tenth of one percent.

     (1) J O Hambro & Company, J O Hambro Asset Management, J O Hambro Investment Management and GFS are not participants in the Consent Solicitation but may be deemed to be members of the Group by virture of their beneficial ownership of the Common Stock and their relationship to certain participants in the Consent Solicitation.

     (2) Mr. Bigelow, Mr. Sosnow and Mr. Dupee are participants in the Consent Solicitation and, therefore, may be deemed to be part of the Group. The beneficial ownership information relating to such persons is based upon the publicly available information contained in the Preliminary Statement filed with the Securities and Exchange Commission.

     (c) In the 60 days prior to the date of the filing of this Statement, the Filing Parties effected no transactions in the Common Stock other than those set forth in the following table:

                                                                    No. of     Price
Date                      Filing Party                              Shares     (US$)        Broker
----                      ------------                              ------     -----        ------
2/5/98                    J O Hambro Investment Management          1,200      $ 8.375      William Blair
                          (on behalf of Mrs. S. E. Z. Morrison)

2/12/98                   J O Hambro Capital Management             1,200      $ 9.625      Kelton International Ltd.
                          (on behalf of City of Joy Ltd.)

2/12/98                   J O Hambro Capital Management             1,300      $ 9.625      Kelton International Ltd.
                          (on behalf of Jan Gilbert Charitable
                          Remainder Trust)

2/12/98                   J O Hambro Capital Management             1,000      $ 9.625      Kelton International Ltd.
                          (on behalf of Lord Stevens of
                          Ludgate Pension Fund)

2/12/98                   J O Hambro Capital Management             1,500      $ 9.625      Kelton International Ltd.
                          (on behalf of Peak Investments)

3/20/98                   NASCIT                                   85,000      $ 12.50      N/A - Exercise of Options

3/20/98                   NASCIT                                   20,000      $ 17.50      N/A - Exercise of Options

                                                            Page 15 of 258 Pages


4/1/98                    J O Hambro Investment Management            800      $ 11.50      Kelton International Ltd.
                          (on behalf of James Norton)

4/2/98                    J O Hambro Capital Management               500      $11.625      Kelton International Ltd.
                          (on behalf of City of Joy Ltd.)

4/2/98                    J O Hambro Investment Management          1,200      $11.375      Kelton International Ltd.
                          (on behalf of Earl Spencer)

4/2/98                    J O Hambro Capital Management             1,000      $11.625      Kelton International Ltd.
                          (on behalf of Labrador Trust)

4/2/98                    J O Hambro Capital Management             5,000      $11.625      Kelton International Ltd.
                          (on behalf of Lord Stevens of
                          Ludgate Pension Fund)

4/2/98                    J O Hambro Capital Management             5,000      $11.625      Kelton International Ltd.
                          (on behalf of Sannafi Ltd.)

4/2/98                    J O Hambro Capital Management            22,000      $11.625      Kelton International Ltd.
                          (on behalf of Seaway Ltd.)

4/2/98                    J O Hambro Capital Management             1,500      $11.625      Kelton International Ltd.
                          (on behalf of The Superannuation
                          Fund of Wigan Richardson
                          International Limited)

4/5/98                    J O Hambro Investment Management          2,000      $ 11.75      Kelton International Ltd.
                          (on behalf of R. C. Bonsor Will Trust)

     All of the above transactions were effected in the open market and were purchases except for (i) the transactions on February 5, 1998, April 1, 1998, and April 2, 1998 (for 1,200 shares), which were sales, and (ii) the transactions on March 20, 1998, which were purchases that were effected through the exercise of options.

     (d) The private clients of J O Hambro Capital Management and J O Hambro Investment Management have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned by J O Hambro Capital Management and J O Hambro Investment Management, respectively. The shareholders of NASCIT and American Opportunity Trust have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned by NASCIT and American Opportunity Trust, respectively.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

                                                            Page 16 of 258 Pages

     As co-investment advisers to NASCIT, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement entered into among NASCIT, GFS and Christopher Mills and an agreement entered into between NASCIT and J O Hambro Capital Management, each dated as of January 7, 1993, respectively.

     As co-investment advisers to American Opportunity Trust, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement dated as of January 7, 1993 between American Opportunity Trust and J O Hambro Capital Management.

     As investment manager for private clients Sannafi Limited, Seaway Limited, Peak Investments, Lord Stevens of Ludgate Pension Fund, The Jan Gilbert Charitable Remainder Trust, The Superannuation Fund of Wigan Richardson International Limited, City of Joy Ltd., and Labrador Trust, J O Hambro Capital Management has the right to transfer and vote the shares of Common Stock of the Company pursuant to either agreements or arrangements entered into with such private clients.

     As investment manager for private clients R.C. Bonsor Will Trust, Earl Spencer, James Norton, and Mrs. S. E. Z. Morrison, J O Hambro Investment Management has the right to transfer and vote the shares of Common Stock of the Company pursuant to either agreements or arrangements entered into with such private clients.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     The following documents are filed herewith:

     (a) Secondment Services Agreement dated as of January 7, 1993 among NASCIT, GFS and Christopher Harwood Bernard Mills.

     (b) Administration, Management and Custody Agreement dated as of January 7, 1993 between NASCIT and J O Hambro Capital Management (formerly named J O Hambro & Partners Limited).

     (c) Administration, Management and Custody Management Agreement dated as of January 7, 1993 between J O Hambro Capital Management (formerly named J O Hambro & Partners Limited) and American Opportunity Trust.

     (d) Investment Management Agreement dated as of February 29, 1996 between J O Hambro Capital Management (formerly named J O Hambro & Partners Limited) and Seaway Limited.

     (e) Investment Management Agreement dated as of January 23, 1996 between J O Hambro Capital Management (formerly named J O Hambro & Partners Limited) and Peak Investments.

                                                            Page 17 of 258 Pages

     (f) Investment Management Agreement dated as of February 9, 1996 between J O Hambro Capital Management (formerly named J O Hambro & Partners Limited) and Lord Stevens of Ludgate Pension Fund.

     (g) Investment Management Agreement dated as of September 18, 1996 between J O Hambro Capital Management (formerly named J O Hambro & Partners Limited) and The Jan Gilbert Charitable Remainder Trust.

     (h) Investment Management Agreement dated as of February 26, 1997 between J O Hambro Capital Management (formerly named J O Hambro & Partners Limited) and The Superannuation Fund of Wigan Richardson International Limited.

     (i) Investment Management Agreement dated as of February 25, 1998 between J O Hambro Capital Management (formerly named J O Hambro & Partners Limited) and City of Joy Ltd.

     (j) Investment Management Agreement dated as of December 19, 1997 between J O Hambro Capital Management (formerly named J O Hambro & Partners Limited) and Labrador Trust.

     (k) Investment Management Agreement dated as of March 8, 1989 between J O Hambro Investment Management and R C. Bonsor Will Trust.

     (l) Investment Management Agreement dated as of November 18, 1991 between J O Hambro Investment Management and Earl Spencer (formerly Viscount Althorp).

     (m) Investment Management Agreement dated as of October 11, 1994 between J O Hambro Investment Management and James Norton.

     (n) Investment Management Agreement dated as of February 26, 1996 between J O Hambro Investment Management and Mrs. S. E. Z. Morrison.

     (o) Power of Attorney of Christopher Harwood Bernard Mills dated July 9, 1997.

     (p)  Joint Filing Agreement dated as of April 13, 1998 among NASCIT, GFS,
          J O Hambro Capital Management, J O Hambro Asset Management, J O Hambro & Company, J O Hambro Investment Management, American Opportunity Trust and Christopher Harwood Bernard Mills.

                                                            Page 18 of 258 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  13 April 1998          J O HAMBRO CAPITAL MANAGEMENT LIMITED


                              By:      /s/ Claudia Perkins
                                    ------------------------------------------
                              Name:    Claudia Perkins
                              Title:   Director

                              Executed on behalf of the parties hereto pursuant to the Joint Filing Agreement filed herewith.

                                                            Page 19 of 258 Pages

                                                                      Schedule A
                                                                      ----------

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro & Company Limited ("J O Hambro & Company") as of the date hereof.

Name:                        Rupert Nicholas Hambro
                             (Chairman)

Citizenship:                 British

Business Address:            J O Hambro & Company Limited
                             10 Park Place
                             London SW1A 1LP
                             England

Principal Occupation:        Chairman, J O Hambro & Company


Name:                        Richard Alexander Hambro
                             (Director)

Citizenship:                 British

Business Address:            J O Hambro & Company Limited
                             10 Park Place
                             London SW1A 1LP
                             England

Principal Occupation:        Chairman, J O Hambro Investment Management
                             Limited/1/
                             Director, J O Hambro & Company


Name:                        James Daryl Hambro
                             (Managing Director)

Citizenship:                 British

Business Address:            J O Hambro & Company Limited

-------------------

     /1/ J O Hambro Investment Management Limited is principally engaged in the investment advisory business and has its principal business and office at 10 Park Place, London SW1A 1LP England.

                                                            Page 20 of 258 Pages

                             10 Park Place
                             London SW1A 1LP
                             England

Principal Occupation:        Managing Director, J O Hambro & Company
                             Managing Director, J O Hambro Capital Management
                             Director, J O Hambro Asset Management


Name:                        Richard David Christopher Brooke
                             (Director)

Citizenship:                 British

Business Address:            J O Hambro & Company Limited
                             10 Park Place
                             London SW1A 1LP
                             England

Principal Occupation:        Director, J O Hambro & Company
                             Chairman, NASCIT


Name:                        Robert Charles Orlando Hellyer
                             (Executive Director)

Citizenship:                 British

Business Address:            J O Hambro & Company Limited
                             10 Park Place
                             London SW1A 1LP
                             England

Principal Occupation:        Executive Director, J O Hambro & Company
                             Executive Director, J O Hambro Capital Management
                             Executive Director, J O Hambro Investment
                             Management Limited
                             Executive Director, J O Hambro Asset Management


Name:                        David Frank Chaplin
                             (Director)

                                                            Page 21 of 258 Pages

Citizenship:                 British

Business Address:            J O Hambro Investment Management Limited
                             10 Park Place
                             London SW1A 1LP
                             England

Principal Occupation:        Managing Director, J O Hambro Investment
                             Management Limited

                                                            Page 22 of 258 Pages

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Asset Management Limited ("J O Hambro Asset Management") as of the date hereof.

Name:                         Richard Alexander Hambro
                              (Managing Director)

Citizenship:                  British

Business Address:             J O Hambro Asset Management Limited
                              10 Park Place
                              London SW1A 1LP
                              England

Principal Occupation:         Managing Director, J O Hambro Asset Management
                              Chairman, J O Hambro Investment Management Limited
                              Director, J O Hambro & Company


Name:                         Robert Charles Orlando Hellyer
                              (Executive Director)

Citizenship:                  British

Business Address:             J O Hambro Asset Management Limited
                              10 Park Place
                              London SW1A 1LP
                              England

Principal Occupation:         Executive Director, J O Hambro Asset Management
                              Executive Director, J O Hambro & Company
                              Executive Director, J O Hambro Investment
                              Management Limited
                              Executive Director, J O Hambro Capital Management


Name:                         James Daryl Hambro
                              (Director)

Citizenship:                  British

Business Address:             J O Hambro Capital Management Limited
                              10 Park Place
                              London SW1A 1LP

                                                            Page 23 of 258 Pages

                              England

Principal Occupation:         Managing Director, J O Hambro Capital Management
                              Managing Director, J O Hambro & Company
                              Director, J O Hambro Asset Management Limited

                                                            Page 24 of 258 Pages

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Limited ("J O Hambro Capital Management") as of the date hereof.


Name:                        James Daryl Hambro
                             (Managing Director)

Citizenship:                 British

Business Address:            J O Hambro Capital Management Limited
                             10 Park Place
                             London SW1A 1LP
                             England

Principal Occupation:        Managing Director, J O Hambro Capital Management
                             Managing Director, J O Hambro & Company
                             Director, J O Hambro Asset Management


Name:                        Robert Charles Orlando Hellyer
                             (Executive Director)

Citizenship:                 British

Business Address:            J O Hambro Capital Management Limited
                             10 Park Place
                             London SW1A 1LP
                             England

Principal Occupation:        Executive Director, J O Hambro Capital Management
                             Executive Director, J O Hambro Asset Management
                             Executive Director, J O Hambro Investment
                             Management Limited
                             Executive Director, J O Hambro & Company


Name:                        Christopher Harwood Bernard Mills
                             (Director)

Citizenship:                 British

Business Address:            10 Park Place
                             London SW1A 1LP
                             England


                                                            Page 25 of 258 Pages

Principal Occupation:        Executive Director, NASCIT
                             Executive Director, American Opportunity Trust
                             Director, J O Hambro Capital Management


Name:                        Claudia Margaret Cecil Perkins
                             (Director)

Citizenship:                 British

Business Address:            J O Hambro Capital Management Limited
                             10 Park Place
                             London SW1A 1LP
                             England

Principal Occupation:        Director, J O Hambro Capital Management

Name:                        Malcolm Robert King
                             (Director)

Citizenship:                 British

Business Address:            J O Hambro Capital Management Limited
                             10 Park Place
                             London SW1A 1LP
                             England

Principal Occupation:        Director, J O Hambro Capital Management

Name:                        Paul Gavint
                             (Director)

Citizenship:                 British

Business Address:            J O Hambro Capital Management Limited
                             10 Park Place
                             London SW1A 1LP
                             England

Principal Occupation:        Consultant
                             Non-executive director, J O Hambro Capital
                             Management


                                                            Page 26 of 258 Pages

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Investment Management Limited ("J O Hambro Investment Management") as of the date hereof.

Name:                        Richard Alexander Hambro
                             (Chairman)

Citizenship:                 British

Business Address:            J O Hambro Investment Management Limited
                             10 Park Place
                             London SW1A 1LP
                             England

Principal Occupation:        Chairman, J O Hambro Investment Management
                             Director, J O Hambro & Company
                             Director, J O Hambro Asset Management

Name:                        David Frank Chaplin
                             (Managing Director)

Citizenship:                 British

Business Address:            J O Hambro Investment Management Limited
                             10 Park Place
                             London SW1A 1LP
                             England

Principal Occupation:        Managing Director, J O Hambro Investment Management

Name:                        John Alexander Anderson
                             (Executive Director)

Citizenship:                 British

Business Address:            J O Hambro Investment Management Limited
                             10 Park Place
                             London SW1A 1LP
                             England

Principal Occupation:        Executive Director, J O Hambro Investment
                             Management


                                                            Page 27 of 258 Pages

Name:                        Lord Balniel
                             (Executive Director)

Citizenship:                 British

Business Address:            J O Hambro Investment Management Limited
                             10 Park Place
                             London SW1A 1LP
                             England

Principal Occupation:        Executive Director, J O Hambro Investment
                             Management

Name:                        Geoffrey Leo Alexander Galitzine
                             (Executive Director)

Citizenship:                 British

Business Address:            J O Hambro Investment Management Limited
                             10 Park Place
                             London SW1A 1LP
                             England

Principal Occupation:        Executive Director, J O Hambro Investment
                             Management

Name:                        Robert Charles Orlando Hellyer
                             (Executive Director)

Citizenship:                 British

Business Address:            J O Hambro Investment Management Limited
                             10 Park Place
                             London SW1A 1LP
                             England

Principal Occupation:        Executive Director, J O Hambro Investment
                             Management
                             Executive Director, J O Hambro & Company
                             Executive Director, J O Hambro Asset Management
                             Executive Director, J O Hambro Capital
                             Management

                                                            Page 28 of 258 Pages

Name:                        Christopher Mark Rose
                             (Executive Director)

Citizenship:                 British

Business Address:            J O Hambro Investment Management Limited
                             10 Park Place
                             London SW1A 1LP
                             England

Principal Occupation:        Executive Director, J O Hambro Investment
                             Management

Name:                        William van Straubenzee
                             (Executive Director)

Citizenship:                 British

Business Address:            J O Hambro Investment Management Limited
                             10 Park Place
                             London SW1A 1LP
                             England

Principal Occupation:        Executive Director, J O Hambro Investment
                             Management

Name:                        William Alexander Mavourn Francklin
                             (Executive Director)

Citizenship:                 British

Business Address:            J O Hambro Investment Management Limited
                             10 Park Place
                             London SW1A 1LP
                             England

Principal Occupation:        Executive Director, J O Hambro Investment
                             Management

Name:                        Ian Colguhoun Marris
                             (Executive Director)

Citizenship:                 British

Business Address:            J O Hambro Investment Management Limited



                                                            Page 29 of 258 Pages

                             10 Park Place
                             London SW1A 1LP
                             England

Principal Occupation:        Executive Director, J O Hambro Investment
                             Management

Name:                        Angus Richard Bonson
                             (Executive Director)

Citizenship:                 British

Business Address:            J O Hambro Investment Management Limited
                             10 Park Place
                             London SW1A 1LP
                             England

Principal Occupation:        Executive Director, J O Hambro Investment
                             Management

Name:                        Andrew James Steel
                             (Executive Director)

Citizenship:                 British

Business Address:            J O Hambro Investment Management Limited
                             10 Park Place
                             London SW1A 1LP
                             England

Principal Occupation:        Executive Director, J O Hambro Investment
                             Management



                                                            Page 30 of 258 Pages

The following table sets forth certain information concerning each of the directors and executive officers of North Atlantic Smaller Companies Investment Trust plc ("NASCIT") as of the date hereof.

Name:                        Richard David Christopher Brooke
                             (Chairman)

Citizenship:                 British

Business address:            North Atlantic Smaller Companies Investment
                             Trust plc
                             10 Park Place
                             London SW1A 1LP
                             England

Principal Occupation:        Chairman, NASCIT
                             Director, J O Hambro & Company

Name:                        Christopher Harwood Bernard Mills
                             (Executive Director)

Citizenship:                 British

Business Address:            North Atlantic Smaller Companies Investment
                             Trust plc
                             10 Park Place
                             London SW1A 1LP
                             England

Principal Occupation:        Executive Director, NASCIT
                             Executive Director, American Opportunity
                             Trust plc
                             Director, J O Hambro Capital Management

Name:                        Enrique Foster Gittes
                             (Director)

Citizenship:                 USA

Residence:                   4 East 82nd Street
                             New York, New York 10028
                             USA

Principal Occupation:        Director, NASCIT


                                                            Page 31 of 258 Pages

Name:                        Robert D. le P. Power
                             (Director)

Citizenship:                 British

Business Address:            SouthCoast Capital Corporation/2/
                             575 Lexington Avenue
                             7th Floor
                             New York, New York 10022
                             USA

Principal Occupation:        Director, SouthCoast Capital Corporation

Name:                        Douglas P C Nation
                             (Director)

Citizenship:                 British

Business Address:            Bear Stearns Co. Inc./3/
                             245 Park Avenue
                             New York, NY  10167

Principal Occupation:        Managing Director, Bear Stearns Co. Inc.

Name:                        The Hon. Peregrine D E M Moncreiffe
                             (Director)

Citizenship:                 British

Business Address:            Buchanan Partners Limited/4/
                             Buchanan House
                             3 St. James's Square
                             London SW1Y 4JU
                             England

Principal Occupation:        Director, Buchanan Partners Limited

----------------------

     /2/ Southcost Capital Corporation principally engages in the brokerage business.

     /3/  Bear Stearns Co. Inc. principally engages in the brokerage business.

     /4/ Buchanan Partners Limited principally engages in the investment management business.



                                                            Page 32 of 258 Pages

The following table sets forth certain information concerning each of the directors and executive officers of Growth Financial Services Limited ("GFS") as of the date hereof.


Name:                        Christopher Harwood Bernard Mills
                             (Director)

Citizenship:                 British

Business Address:            10 Park Place
                             London SW1A 1LP
                             England

Principal Occupation:        Executive Director, NASCIT
                             Executive Director, American Opportunity Trust
                             Director, J O Hambro Capital Management

Name:                        Ivan Alexander Shenkman
                             (Director)

Citizenship:                 British

Residence:                   34 Royal Crescent, London W11
                             England

Principal Occupation:        Consultant


GFS is controlled by Christopher Mills who owns 99% of the share capital.


                                                            Page 33 of 258 Pages

The following table sets forth certain information concerning each of the directors and executive officers of American Opportunity Trust plc ("American Opportunity Trust") as of the date hereof.

Name:                        R. Alexander Hammond-Chambers
                             (Chairman)

Citizenship:                 British

Business Address:            Covey Advertising Limited
                             1 Fountainhall Road
                             Edinburgh EH9 2NL

Principal Occupation:        Director, Covey Advertising Limited/5/

Name:                        Christopher Harwood Bernard Mills
                             (Executive Director)

Citizenship:                 British

Business Address:            10 Park Place
                             London SW1A 1LP
                             England

Principal Occupation:        Executive Director, American Opportunity Trust
                             Executive Director, NASCIT
                             Director, J O Hambro Capital Management

Name:                        John Gildea
                             (Director)

Citizenship:                 USA

Business Address:            Gildea Management Company/6/
                             90 Ferris Hill Road
                             New Canaan, Connecticut  06840
                             USA

Principal Occupation:        President, Gildea Management Company

--------------------------

     /5/ Covey Advertising Limited is principally engaged in the advertising business.

     /6/ Gildea Management Company is principally engaged in the investment management business.



                                                            Page 34 of 258 Pages

Name                         The Hon. James J. Nelson
                             (Director)

Citizenship:                 British

Business Address:            Foreign & Colonial Ventures/7/
                             4th Floor
                             Berkeley Square House
                             Berkeley Square
                             London W1X 5PA
                             England

Principal Occupation:        Director, Foreign & Colonial Ventures

Name:                        Iain Tulloch
                             (Director)

Citizenship:                 British

Business Address:            Murray Johnstone Ltd./8/
                             7 West Nile Street
                             Glasgow G2 2PX
                             Scotland

Principal Occupation:        Director, Murray Johnstone Ltd.

Name:                        Philip Ehrmann
                             (Director)

Citizenship:                 British

Business Address:            Gartmore Investment Management Ltd./9/
                             Gartmore House
                             16 - 18 Monument Street
                             London EC3R 8AJ
                             England

-------------------------

     /7/ Foreign & Colonial Ventures is principally engaged in the investment management business.

     /8/ Murray Johnstone Ltd. is principally engaged in the investment management business.

     /9/ Gartmore Investment Management Limited is principally engaged in the investment management business.


                                                            Page 35 of 258 Pages

Principal Occupation:        Investment Manager, Gartmore
                             Investment Management Ltd.




                                                            Page 36 of 258 Pages

                                 Exhibit Index
                                 -------------

Document                                                                   Page
--------                                                                   ----

     The following documents are filed herewith:

     (a) Secondment Services Agreement dated as of January 7, 1993 among NASCIT, GFS and Christopher Harwood Bernard Mills.

     (b) Administration, Management and Custody Agreement dated as of January 7, 1993 between NASCIT and J O Hambro Capital Management (formerly named J O Hambro & Partners Limited).

     (c) Administration, Management and Custody Management Agreement dated as of January 7, 1993 between J O Hambro Capital Management (formerly named J O Hambro & Partners Limited) and American Opportunity Trust.

     (d) Investment Management Agreement dated as of February 29, 1996 between J O Hambro Capital Management (formerly named J O Hambro & Partners Limited) and Seaway Limited.

     (e) Investment Management Agreement dated as of January 23, 1996 between J O Hambro Capital Management (formerly named J O Hambro & Partners Limited) and Peak Investments.

     (f) Investment Management Agreement dated as of February 9, 1996 between J O Hambro Capital Management (formerly named J O Hambro & Partners Limited) and Lord Stevens of Ludgate Pension Fund.

     (g) Investment Management Agreement dated as of September 18, 1996 between J O Hambro Capital Management (formerly named J O Hambro & Partners Limited) and The Jan Gilbert Charitable Remainder Trust.

     (h) Investment Management Agreement dated as of February 26, 1997 between J O Hambro Capital Management (formerly named J O Hambro & Partners Limited) and The Superannuation Fund of Wigan Richardson International Limited.

     (i) Investment Management Agreement dated as of February 25, 1998 between J O Hambro Capital Management (formerly named J O Hambro & Partners Limited) and City of Joy Ltd.

     (j) Investment Management Agreement dated as of December 19, 1997 between J O Hambro Capital Management (formerly named J O Hambro & Partners Limited) and Labrador Trust.

     (k) Investment Management Agreement dated as of March 8, 1989 between J O Hambro Investment Management and R C. Bonsor Will Trust.

                                                            Page 37 of 258 Pages

     (l) Investment Management Agreement dated as of November 18, 1991 between J O Hambro Investment Management and Earl Spencer (formerly Viscount Althorp).

     (m) Investment Management Agreement dated as of October 11, 1994 between J O Hambro Investment Management and James Norton.

     (n) Investment Management Agreement dated as of February 26, 1996 between J O Hambro Investment Management and Mrs. S. E. Z. Morrison.

     (o) Power of Attorney of Christopher Harwood Bernard Mills dated July 9, 1997.

     (p) Joint Filing Agreement dated as of April 13, 1998 among NASCIT, GFS, J O Hambro Capital Management, J O Hambro Asset Management, J O Hambro & Company, J O Hambro Investment Management, American Opportunity Trust and Christopher Harwood Bernard Mills.


                                                            Page 38 of 258 Pages